EXHIBIT 1

       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
          THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Harris Nesbitt Capital, Inc. (f/k/a BMO Nesbitt Burns Capital (U.S.), Inc.), a Delaware corporation, is a wholly-owned subsidiary of BMO Nesbitt Burns Equity Group (U.S.), Inc., a Delaware corporation. BMO Nesbitt Burns Equity Group (U.S.), Inc., is a wholly-owned subsidiary of Harris Financial Corp., a Delaware corporation. Harris Financial Corp. is a wholly-owned subsidiary of Bank of Montreal, a Canadian corporation. Harris Nesbitt Capital, Inc. (f/k/a BMO Nesbitt Burns Capital (U.S.), Inc.) is reporting as a passive investor pursuant to Rule 13d-1(c).